UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHEWY, INC.

(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)
16679L109

(CUSIP Number)

JULY 29, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Melvin Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,050,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,050,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,050,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%*
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Melvin Capital Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,694,653*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,694,653*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,653*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%*
12		TYPE OF REPORTING PERSON CO

*See Item 4 for additional information

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 4 of 9 Pages

Item 1.	(a) Name of Issuer

Chewy, Inc. (the "Issuer")

(b) Address of Issuer’s Principal Executive Offices

1855 Griffin Road, Suite B-428

Dania Beach, Florida 33004

Item 2.	(a) Name of Person Filing

This report on Schedule 13G/A, is being jointly filed by (i) Melvin Capital Management LP, a Delaware limited partnership (the "Firm") and (ii) Melvin Capital Master Fund Ltd, a Cayman Islands exempted company ("Melvin Master", and, together with the Firm, the "Reporting Persons").

(b) Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is: 535 Madison Avenue, 22nd Floor, New York, NY 10022.

(c) Citizenship:

The Firm is organized under the laws of the State of Delaware.

Melvin Master is organized under the laws of the Cayman Islands.

(d) Title of Class of Securities:

Class A Common Stock, $0.01 par value per share (the "Common Stock").

(e) CUSIP No.:

16679L109

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 4. Ownership

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 4,050,000*

(b) Percent of Class: 7.6%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 4,050,000*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 4,050,000*

As reported in the cover pages to this report, the ownership information with respect to Melvin Master is as follows:

(a) Amount Beneficially Owned: 2,694,653*

(b) Percent of Class: 5.0%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,694,653*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,694,653*

* The Firm is the investment manager to Melvin Master, Melvin Capital Onshore LP, a Delaware limited partnership ("Melvin Onshore"), and one or more managed accounts (the "Managed Accounts"). As such, as of July 29, 2019, the Firm may be deemed to beneficially own an aggregate of 4,050,000 shares of Common Stock of the Issuer, consisting of (i) 2,029,153 shares of Common Stock and call options to purchase 665,500 shares of Common Stock held by Melvin Master, (ii) 356,365 shares of Common Stock and call options to purchase 116,800 shares of Common Stock held by Melvin Onshore and (iii) 664,482 shares of Common Stock and call options to purchase 217,700 shares of Common Stock held by the Managed Accounts. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 53,475,000 shares of Common Stock reported as issued and outstanding in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 19, 2019.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2019

MELVIN CAPITAL MANAGEMENT LP

By:	/s/ Evan Cohen
	Name:	Evan Cohen
	Title:	Chief Compliance Officer

MELVIN CAPITAL MASTER FUND LTD
By:	Melvin Capital Management LP, its Investment Manager

By:	/s/ Evan Cohen
	Name:	Evan Cohen
	Title:	Chief Compliance Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 8 of 9 Pages

 Exhibit Index

 Exhibit

 1. Joint Filing Agreement dated as of July 31, 2019, by and between Melvin Capital Management LP and Melvin Capital Master Fund Ltd.

CUSIP No. 16679L109	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value per share, of Chewy, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit 1 to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 31st day of July, 2019..

MELVIN CAPITAL MANAGEMENT LP

By:	/s/ Evan Cohen
	Name:	Evan Cohen
	Title:	Chief Compliance Officer

MELVIN CAPITAL MASTER FUND LTD
By:	Melvin Capital Management LP, its Investment Manager

By:	/s/ Evan Cohen
	Name:	Evan Cohen
	Title:	Chief Compliance Officer